S

20004068

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drum Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4139 Via Marina, Suite 801
(No. and Street)

Marina Del Ray	CA	90292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Galloway (310) 827-1628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, an Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 11th (*Date*) day of February (*Month*), 20 20 (*Year*),

by

(1) Clinton Galloway

(and (2) ------------------------------),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Signature of Notary Public

TIMOTHY STEVEN GOMEZ
Notary Public - California
Los Angeles County
Commission # 2179471
My Comm. Expires Jan 13, 2021

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 2/11/2020

Number of Pages: X **Signer(s) Other Than Named Above:** X

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholder of Drum Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drum Capital Corporation (the "Company") as of December 31, 2019, the related statement of operation, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Drum Capital Corporation's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2015.
Woodland Hills, California
February 20, 2020

DRUM CAPITAL CORP

Statement of Financial Condition

'December 31, 2019

	ASSETS	
Current Assets		
	Checking/Savings Citizens Business Bank	$ 44,804
Non Current Assets		
	Tax Loss Carryforward and Other	$ 5,416
	Total Assets	$ 50,220
Liabilities		
	LIABILITIES AND MEMBERS EQUITY	
Current Liabilities		
	Accounts Payable	$ 5,500
Total Liabilitles		$ 5,500
Members' Equity		
	Common Stock, no par value 1000 shares authorized, issued and outstanding	$ 88,000
	Retained Earnings	$ (31,050)
	Net Income	$ (12,230)
	Total Members Equity	$ 44,720
Total liabilities and members' equity		$ 50,220

The accompanying notes are an integral part of these financial statements

See independent auditor's report and accompanying notes.

DRUM CAPITAL CORP

Statement of Operations

For the year ended December 31, 2019

REVENUE			
Gross Revenue			$0
Total Revenue			$0
EXPENSES			
Accounting & Auditing			$ 6,500
Regulatory Fees			$ 1,350
Insurance			$ 850
Dues & Subscriptions			$ 100
Archiving			$ 1,280
Telephone Expenses			$ 2,000
Total Expenses			$ 12,080
Net Ordinary Loss before tax			$ (12,080)
Taxes			
California Tax	$	(850)	
Future TaxBenefits	$	700	
Total Taxes			$ (150)
Net Loss			$ (12,230)

The accompanying notes are an integral part of these financial statements

See independent auditor's report and accompanying notes.

DRUM CAPITAL CORP

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2019

	Capital Stock	Retained Earnings Accumulatec Deficit	Total Shareholders Equity
Beginning balance January 1, 2018	$ 88,000	$ (31,050)	$ 56,950
Net Income		$ (12,230)	$ (12,230)
Ending Balance on December 31, 2018	$ 88,000	$ (43,280)	$ 44,720

The accompanying notes are an integral part of these financial statement

See independent auditor's report and accompanying notes.

DRUM CAPITAL CORP

Statement of Cash Flows

For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (12,230)
Net Cash Used by Operating activities	$ (10,430)
Net Cash Decrease for Period	$ (10,430)
Cash - beginning of year	$ 55,234
Cash - end of year	$ 44,804

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Notes to Financial Statements

December 31, 2019

Note 1: Organization

Business Activity

Drum Capital Corporation (the "Company"), a California Corporation was formed in June 2014. It was granted membership in the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer in January 2016. The company operates underthe exempt of provisions of the Securities and Exchange Commissions (SEC) Rule15c3-3(k)(2)(i) which provide that it will not maintain margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on real estate syndications, private capital formations and private placements exempt from registration. The company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company is a development stage company.

Note 2: Significant Accounting Policies

Basis of Accounting

Financial statements of the company have been prepared onthe accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The company considers all short-term highly liquid investments are readily convertible to cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the company's operations are recognized as earned. The services are considered earned upon the closing of a transaction in whichthe company is acting as a broker. A transaction is considered closed when the terms of the funds escrowed have been complied with and completed. The Company had no income in 2019.

Notes to Financial Statements

December 31, 2019

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expense at the date of the financial statements. Actual results could differ from those estimates.

Comprehensive Income

The company adopted SFAS Number 130, "Reporting Comprehensive Income", which requires that the enterprise reports by major components and as a single total the changes in equity. There were no comprehensive income items for the year ended December 31, 2019. The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentration of Credit Risk

The company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Notes to Financial Statements

December 31, 2019

Note 3: Capital Requirement

The company is subject to the Securities and Exchange Commission uniform net capital rule SEC 15c3- 1, requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. That capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the company had net capital of $ 39,304 of which $ 34,304 was in excess of the required minimum net capital of $ 5,000. The company had aggregate indebtedness in the amount of $ 5,500 which was used in computing the total net capital of the company. The company's net capital ratio was 0.14 to 1, which is less than 15 to 1.

Note 4: Fair Value

The company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 has no effect on the company's financial statements. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.

Continued

- Establishes a three level hierarchy (the "Valuation Hierarchy") for the fair value measurements;

- Requires consideration of the company's credit worthiness when valuing liabilities; and expands disclosures and instruments measured at fairvalue.

The valuation hierarchy is based upon the transparency of inputs to the evaluation of an asset or liability as of the measurement date and financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy andthe distribution of the Company's financial assets within it are as follows:

Level I-inputs to the valuation methodology are quoted prices(unadjusted) for identical assets or liabilities in active markets.

Level II-inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable forthe asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to the short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and otherliabilities.

Notes to Financial Statements

December 31, 2019

Note 5: Recently Issued Accounting Standards

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transfering control over a product or services to a customer. Taxes and regulatory fees assessed on a transaction by a government authority, and collected by the Company from a customer, are excluded from revenue. Reportable segments of revenue generated by the Company are described below:

The Company did not generate revenue in year 2019.

ASU 2016-02: Leases

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognized a lease liability and a right-of-use asset for all leases at the commencement date (with the excepion of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company does not have rent or lease commitments as the Company's office is in the owner's home.

Note 6: Provision for Taxes

The Company is a C corporation and is treated as an independent entity for federal income tax purposes.

Notes to Financial Statements

December 31, 2019

Note 7: Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2019. Therefore the statement of changes in liabilities subordinated to claims of general creditors specified by rule X-17a- 5 (d) (2) has not been presented for the year ended December 31, 2019.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the company has made accruals as necessary. As a sole member of Drum Capital Corporation, the Company uses the home of Mr. Clinton Galloway, the company's president and CEO as the main office. "Rent" payments and utility expenses are absorbed by Mr. Galloway.

Note 9: Member Contributions

During 2019, members made no cash contributions to the company.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 20, 2020. Subsequent events have been evaluated through the date.

Schedule I
Drum Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019

NET CAPITAL	FOCUS 12/31/19		Audit 12/31/19		Change
Shareholders' Equity	$	40,004	$	44,720	4,716
Subtract- Non Allowable Assets:					
Other Receivables					
Other Assets			$	5,416	(5,416)
Tentativa Net Capital	$	40,004	$	39,304 ✓	(700)
Haircuts:					
NET CAPITAL	$	40,004	$	39,304	(700)
Minimum Net Capital	$	(5,000)	$	(5,000)	-
Excess net capital	$	35,004	$	34,304	(700)
Aggregate Indebtedness	$	5,500	$	5,500	-
Ratio: Aggregate indebtedness to net capital		.14 to 1		.14 to 1	

The difference between the Focus filed and the audit at 12/31/19was due to:

State Tax	$ 700
Tax Benefit from NOL	$ 4,716
Total	$ 5,416

DRUM CAPITAL CORP
December 31, 2019

Schedule II
Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

Drum Capital Corp.

drumcapitalcorp.com

February 20, 2020

Dave Banerjee, CPA
An Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

Assertions Regarding Exemption Provisions

We, as principals of Drum Capital Corporation ("the Company")are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing as an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement principals of the company hereby make the following assertions:

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 operating under the exemption provided by Rule15c3-3,(k)(2)(i).

Statement regarding Meeting Exemptions Provision:

The Company met the identified exemption provisions without exception about the most recent fiscal year starting January 1, 2019 through December 31,2019.

Drum Capital Corporation

By:

Clinton Galloway, CEO

4139 Via Marina, Suite 801 • Marina del Rey, CA 90292
Phone (310) 912-8252 • Member FINRA/SIPC

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clinton Galloway, CEO
Drum Capital Corporation

We have reviewed management's statements, included in the accompanying Drum Capital Corporation Exemption Report in which (1) Drum Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Drum Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Drum Capital Corporation met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Drum Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
Woodland Hills, California
February 20, 2020

2019

REPORT PURSUANT TO SEC RULE 17A-5

For the year ended December 31, 2019

DRUM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION